Cybin Appoints Dr. Atul Mahableshwarkar M.D., as Senior Vice President, Clinical Development

- Dr. Mahableshwarkar, a Board-Certified Psychiatrist, is an experienced pharmaceutical industry leader with decades of expertise in drug development -

TORONTO, CANADA – June 11, 2024 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative next-generation psychedelic-based treatment options, is pleased to announce that Dr. Atul R. Mahableshwarkar M.D., DLFAPA, has joined the Company as Senior Vice President, Clinical Development. Dr. Mahableshwarkar will lead the development of the CYB003 program, Cybin’s proprietary deuterated psilocybin analog which has received U.S. Food and Drug Administration (“FDA”) Breakthrough Therapy Designation for the adjunctive treatment of major depressive disorder.

“We are delighted to welcome Dr. Mahableshwarkar to the Cybin team at this critical juncture in the Company’s progression,” said Amir Inamdar, Chief Medical Officer of Cybin. “As we approach the initiation of our Phase 3 study of CYB003, Dr. Mahableshwarkar’s deep experience of successfully running global Phase 3 programs will be invaluable. His broad expertise across strategic, developmental and regulatory domains will no doubt contribute to accelerating Cybin’s path forward,” concluded Dr. Inamdar.

“With the imminent commencement of its Phase 3 study of CYB003, and the initiation of a Phase 2 study of CYB004, the Company’s proprietary deuterated dimethyltryptamine (“DMT”) program for the treatment of Generalized Anxiety Disorder (“GAD”), this is an exciting time for Cybin,” stated Dr. Mahableshwarkar. “I am extremely encouraged by the recently published positive data across the Company’s lead pipeline products and believe that my experience overseeing smaller Proof-of-Principal/Concept as well as large, complex, global Phase 3 trials will contribute to Cybin’s success advancing its portfolio of candidates. I share Cybin’s commitment to bringing forward improved therapeutics for patients who suffer with mental health disorders and look forward to contributing to the team’s efforts,” concluded Dr. Mahableshwarkar.

Dr. Mahableshwarkar is a board-certified psychiatrist and experienced drug development executive with experience in both large global and small startup companies. He brings varied experiences from academia and industry as a site principal investigator for industry-sponsored studies and has submitted several INDs and NDAs leading to drug approvals. With a focus on drug development strategy and oversight, he has designed and conducted global clinical trials in Alzheimer’s disease, anxiety disorders, bipolar disorder, major depression, Parkinson’s Disease and schizophrenia and led the development program resulting in the approval of a novel antidepressant.

Dr. Mahableshwarkar graduated from the Armed Forces Medical College in India and completed a residency in Psychiatry and a fellowship in Neuropsychiatry from The Rosalind Franklin University of Health Sciences/The Chicago Medical School, where he was an Associate Professor and Vice Chair of the Department of Psychiatry and Behavioral Sciences. He also led the Mental Health Services Product Line at the North Chicago VAMC, where he managed the mental health care for veterans. He has more than 180 scientific publications/posters/oral presentations to his credit.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s plan to initiate a Phase 3 trial for CYB003 around mid-year 2024; the Company’s Phase 2 trial for CYB004; and the Company’s proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health disorders.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the spread of COVID-19 on the Company's operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in each of the Company's management's discussion and analysis for the three and nine month periods ended December 31, 2023, and the Company’s annual information form for the year ended March 31, 2023, which are available under the Company's profile on www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Cboe Canada nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com